

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via E-mail</u>
Ms. Lauralee E. Martin
Executive Vice President and Chief Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601

   Re: Jones Lang LaSalle Incorporated
      Form 10-K for the year ended December 31, 2012
      Filed on February 26, 2013
      File No. 001-13145

Dear Ms. Martin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kevin Woody

       Kevin Woody
       Branch Chief